UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                                           ---------------------
                                  FORM 12b-25                 SEC FILE NUMBER
                                                                  000-17869
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                                                           ---------------------
                           NOTIFICATION OF LATE FILING          CUSIP NUMBER
                                                                  192422103
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(Check One):  |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
              |_| Form 10D   |_| Form N-SAR |_| Form N-CSR

                          For Period Ended: July 1, 2007
                          |_| Transition Report on Form 10-K
                          |_| Transition Report on Form 20-F
                          |_| Transition Report on Form 11-K
                          |_| Transition Report on Form 10-Q
                          |_| Transition Report on Form N-SAR

                          For the Transition Period Ended:
                                                          ---------------------

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

    Cognex Corporation
    ----------------------------------------------------------
    Full Name of Registrant


    N/A
    ----------------------------------------------------------
    Former Name if Applicable


    One Vision Drive
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    Address of Principal Executive Office (Street and Number)


    Natick, Massachusetts 01760-2059
    ----------------------------------------------------------
    City, State and Zip Code

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

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
 |X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed by Cognex Corporation (the "Company") with the Securities and Exchange Commission on July 26, 2007, the Audit Committee of the Company's Board of Directors is conducting a voluntary internal review, with the assistance of independent outside counsel, of certain transactions originating at the Company's Japanese subsidiary. The Company will not be in a position to file its Quarterly Report on Form 10-Q for the three months ended July 1, 2007 until after completion of the review. The Audit Committee is working to resolve this matter in a timely manner, including within the extension provided by Rule 12b-25 of the Securities Exchange Act of 1934.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Richard A. Morin              508                 650-3000
     ---------------------       --------------     --------------------
           (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               COGNEX CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 10, 2007               By: /s/ Richard A. Morin
                                        --------------------------------------
                                        Richard A. Morin
                                        Senior Vice President of Finance,
                                        Chief Financial Officer and Treasurer